UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No.2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

KUSHCO HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
50133S
(CUSIP Number of Class of Securities)
Amir Sadr
Vice President, Associate General Counsel
KushCo Holdings, Inc.
6261 Katella Avenue, Suite 250
Cypress, California 90630
(714) 462-4603
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Copies to:
Marc D. Hauser, Esq.
Craig P. Tanner
Reed Smith LLP
101 Second Street
Suite 1800
San Francisco, CA 94105-3659
Telephone: (415) 543-8700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,079,707	$399.75

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in this offer will be tendered pursuant to this offer. This calculation assumes that options to purchase an aggregate of 7.7 million shares of the issuer’s common stock, having an aggregate value of $3.1 million as of July 23, 2020, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.
**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$399.75	Filing Party:	KushCo Holdings, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	July 31, 2020

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border third-party Tender Offer)

Introductory Statement

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on August 12, 2020 (as amended and supplemented, the “Schedule TO”), by KushCo Holdings, Inc., a Nevada corporation (the “Company”), in connection with its offer to exchange eligible stock options for replacement stock options with modified terms, pursuant to the Offer to Exchange Eligible Options for Replacement Options, dated July 31, 2020 (as amended and supplemented, the “Offer to Exchange”). Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment No. 2 should be read in conjunction with the Schedule TO and the Offer to Exchange. Capitalized terms used herein and not defined herein have the meanings given to them in the Offer to Exchange. This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the Exchange Offer. This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO, which incorporates by reference certain information contained in the Offer to Exchange, is hereby amended and supplemented to add the following information:

“The Offer to Exchange expired at 5:00 p.m. Pacific Time on Friday, August 28, 2020. A total of 89 Eligible Participants participated in the Offer to Exchange. Pursuant to the terms and conditions of the Offer to Exchange, the Company accepted for exchange, in the aggregate, Eligible Options to purchase 7,433,109 shares of Common Stock, representing approximately 97 % of the total shares of Common Stock underlying the Eligible Options. All surrendered Eligible Options were cancelled and, subject to the terms of the Offer to Exchange and the Company’s 2016 Stock Incentive Plan, the Company granted Replacement Options to purchase an aggregate of 5,195,274 shares of Common Stock in exchange for the tendered Eligible Options. The exercise price per share of the Replacement Options granted pursuant to the Offer to Exchange was $0.58 per share, which is equal to the closing price per share of the Common Stock on the OTCQX on August 28, 2020, the Replacement Option grant date. The vesting terms of the Replacement Options are described in detail in the Offer to Exchange.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KushCo Holdings, Inc.

By:	/s/ Nicholas Kovacevich
Nicholas Kovacevich
Chairman and Chief Executive Officer
Dated: August 31, 2020